SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 0-5449

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comarco, Inc.

25541 Commercentre Drive

Lake Forest, CA 92630

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

COMARCO, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Comarco, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the years ended December 31, 2006, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of December 31, 2006 and the year then ended was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule—Schedule H, Line 4i- Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004.

/s/ Lesley, Thomas, Schwarz & Postma, Inc.

Newport Beach, California

June 20, 2007

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
ASSETS
Investments, at fair value (Note 3)	$20,250,000	$18,707,000
Adjustment from fair value to contract value for fully benefit-responsive contract (Note 2)	69,000	60,000

Net assets available for benefits	$20,319,000	$18,767,000

The accompanying notes are an integral part of these financial statements.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2006	2005	2004
Net assets available for benefits, beginning of year	$18,767,000	$17,498,000	$17,069,000

Additions:
Contributions:
Employer	438,000	407,000	391,000
Employee	724,000	692,000	619,000
Rollovers	4,000	65,000	74,000
Interest and dividends	1,229,000	683,000	108,000
Net realized and unrealized appreciation of investments	659,000	963,000	668,000
Other income	2,000	3,000	4,000

Total additions	3,056,000	2,813,000	1,864,000

Deductions:
Plan distributions	1,503,000	1,541,000	1,352,000
Administrative expenses	1,000	3,000	83,000

Total deductions	1,504,000	1,544,000	1,435,000

Net increase	1,552,000	1,269,000	429,000

Net assets available for benefits, end of year	$20,319,000	$18,767,000	$17,498,000

The accompanying notes are an integral part of these financial statements.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

1.	Description of the Plan

The following description of the Comarco, Inc. Savings and Retirement Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of Comarco, Inc. and subsidiaries (“the Company” or “the Plan Sponsor”) who have at least 30 days of service and are age 18 or older. Employees are eligible to participate in the Plan on the first of the month following 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). For Plan purposes, all participants are employed in one of two separate business areas; Comarco, Inc. or Comarco Wireless Technologies, Inc. (“Wireless”).

Contributions

Employee contributions to the Plan may range from 1% to 20% of eligible earnings for participants of Comarco, Inc. and Wireless, subject to certain limitations. The Company contributes 100% of the first 5% of earnings that a participant contributes to the Plan. In addition, the Company may, at its discretion, make an additional contribution each year to the Plan. There were no discretionary contributions made to the Plan during each of the years in the three year period ended December 31, 2006. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution plus Plan earnings less Plan expenses not paid by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Loans

Effective January 1, 2000, the Plan permits participants to obtain two loans from their account balances, subject to certain IRS limitations. The loans are repaid over fixed time periods covering up to 5 years (15 years for the purchase of a principal residence) with interest rates ranging from 6.0% to 10.25%. All loans are secured by the participant’s account balance.

Vesting

Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Company contributions plus actual earnings thereon generally vest ratably over a four year period.

Exceptions to the vesting schedules for Comarco, Inc. and Wireless are the Company contributions that are invested in Comarco, Inc. Common Stock, which are immediately 100% vested.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

Forfeited Amounts

At December 31, 2006 and 2005, forfeited non-vested accounts totaled $124,000 and $87,000, respectively. These accounts can be used to restore the accounts of former participants or reduce Plan expenses or Company contributions. In 2006, 2005, and 2004, Company contributions totaling $0, $0, and $78,000 were made from forfeited non-vested accounts, respectively. Also, in 2006, 2005, and 2004, Plan expenses were reduced by $0, $0, and $6,000 from forfeited non-vested accounts, respectively.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments, or annuity payments if the participant was hired before January 1, 1989. Participants with accrued benefits greater than $5,000 may elect to delay receiving benefits until reaching age 70 1/2.

Investment Options

As of December 31, 2006, participant contributions to the Plan can be made to one of the twenty one investment options (ML Ret Preservation Trust, Loomis Sayles Bond Fund Admin, Lord Abbett Small Cap Value FD P, Hotchkis & Wiley Large Cap Value A, American Cap World Growth & Income R3, American Growth FD of Amer R3, American Income FD OF, DWS Rreef Real Estate Sec, DWS Dreman Small Cap Value, Blackrock Govt Inc Port CL A, Oppenheimer Dev Mkts FD CL A, Blackrock S&P 500 Index, Thornburg Inter Value FD A, Fidelity Adv Small Cap FD CL T, Davis NY Venture FD CL A, Davis Series Financial FD CL A, EV Worldwide Health Sciences, Seligman Comm & Info FD CL A, Calvert Income Fund, Allianz OCC Renaissance Fund A, or Comarco, Inc. Common Stock) as designated by the participant.

2.	Significant Accounting Policies

Basis of Accounting

The Plan prepares its financial statements on the accrual basis of accounting.

Non Distributed Benefits

The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.

Investment Valuation and Income Recognition

The mutual funds and Comarco, Inc. common stock are valued at the quoted market prices. The common / collective trust fund is valued by a financial institution and is based on the quoted market values of the underlying investments held by the fund. The difference between cost and fair value of investments is recognized as a realized gain or loss at the date of disposition using the first-in, first-out method. Purchases and dispositions are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

Contribution Funding

Participant contributions and employer matching contributions are funded on a bi-weekly basis.

New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP). The FSP provides a definition of fully benefit-responsive investment contracts and guidance on financial statement presentation and disclosure of fully benefit-responsive investment contracts.

The Plan has adopted the FSP for the year ended December 31, 2006 and has retroactively restated the December 31, 2005 presentation of investments in the accompanying statements of Net Assets Available for Plan Benefits as required by the transition provisions of the FSP. One of the investment options offered by the Plan, the ML Ret Preservation Trust, is a common / collective trust fund that is substantially fully invested in contracts deemed to be fully benefit-responsive within the meaning of the FSP. The FSP requires that this investment be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, investments as reflected in the Statement of Net Assets Available for Plan Benefits state the ML Ret Preservation Trust at its fair value, with a corresponding adjustment to reflect the investment at contract value. The adoption of the FSP had no impact on net assets available for plan benefits or changes in net assets available for plan benefits.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

3.	Investments

All amounts contributed to the Plan have been deposited with the Funding Agent, Merrill Lynch Trust Company, FSB. The following table presents the fair values of investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

Identity of Party and Description of Asset	December 31,
	2006			2005
	Shares/Units	Fair Value		Shares/Units	Fair Value
Cash and Cash Equivalents:
Cash	—	$1,000		—	$—

Common/Collective Trust Fund:
ML RET Preservation Trust	3,688,000	3,619,000	*	3,384,000	3,324,000	*

Mutual Funds:
Loomis Sayles Bond Fund Admin	32,000	452,000		30,000	399,000
Lord Abbett Small Cap Value FD P	10,000	308,000		3,000	98,000
Hotchkis & Wiley Large Cap Val	103,000	2,602,000	*	113,000	2,638,000	*
American Cap World GR & INC.	5,000	191,000		3,000	99,000
American Growth FD of Amer R3	91,000	2,961,000	*	93,000	2,844,000	*
American Income FD OF	28,000	562,000		3,000	50,000
DWS Rreef Real Estate Sec	4,000	112,000		3,000	57,000
DWS Dreman Small Cap Value	17,000	645,000		23,000	762,000
Blackrock Govt Inc Port CL A	56,000	599,000		65,000	707,000
Oppenheimer Dev Mkts FD CL A	20,000	832,000		16,000	588,000
ML S&P 500 Index Fund CL I	—	—		51,000	776,000
Blackrock S&P 500 Index	60,000	1,038,000	*	—	—
Thornburg Inter Value FD A	62,000	1,768,000	*	70,000	1,646,000	*
Fidelity Adv Small Cap FD CL T	118,000	2,614,000	*	108,000	2,641,000	*
Davis NY Venture FD CL A	5,000	207,000		3,000	87,000
Davis Series Financial FD CL A	—	16,000		—	4,000
EV Worldwide Health Sciences	2,000	28,000		2,000	18,000
Seligman Comm & Info FD CL A	1,000	21,000		—	8,000
Calvert Income Fund	1,000	11,000		1,000	18,000
Allianz OCC Renaissance Fund A	6,000	118,000		6,000	137,000

Total Mutual Funds		15,085,000			13,577,000
Comarco, Inc. Common Stock	168,000	1,429,000	*	176,000	1,754,000	*
Participant Loans		116,000			52,000

Total Investments		$20,250,000			$18,707,000

*	Represents 5% or more of Plan net assets.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

4.	Expenses of the Plan

The Plan provides that all reasonable expenses for custodial costs and fees incurred for the benefit of the Plan are to be paid by the Plan to the extent that they are not paid by the Company.

5.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated October 14, 2005, that the Plan and all amendments adopted from September 25, 1995 to September 20, 2005, and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC).

6.	Plan Termination

The Company intends to continue the Plan indefinitely but reserves the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7.	Party-in-Interest

Certain Plan investments are managed by Merrill Lynch Trust Company, FSB or its affiliate. Merrill Lynch Trust Company, FSB is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances, the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Schedule 1

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

FEIN: 95-2088894

Plan Number: 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Fair Value
*	Merrill Lynch	Cash	*	*	$1,000
*	Merrill Lynch	ML RET Preservation Trust, 3,687,587 shares	*	*	3,619,000
	Loomis Sayles	Loomis Sayles Bond Fund Admin, 31,754 shares	*	*	452,000
	Lord Abbett	Lord Abbett Small Cap Value FD P, 10,446 shares	*	*	308,000
	Hotchkis & Wiley	Hotchkis & Wiley Large Cap Value A, 103,195 shares	*	*	2,602,000
	American Funds	American Cap World GR & INC R3, 4,582 shares	*	*	191,000
	American Funds	American Growth FD of Amer R3, 91,251 shares	*	*	2,961,000
	American Funds	American Income FD OF, 27,669 shares	*	*	562,000
	DWS	DWS Rreef Real Estate Sec, 4,210 shares	*	*	112,000
	DWS	DWS Dreman Small Cap Value FD A, 17,107 shares	*	*	645,000
	Blackrock	Blackrock Govt Inc Port CL A, 55,766 shares	*	*	599,000
	Oppenheimer	Oppenheimer Dev Mkts FD CL A, 20,190 shares	*	*	832,000
	Blackrock	Blackrock S&P 500 Index Fund, 59,629 shares	*	*	1,038,000
	Thornburg	Thornburg Inter Value FD A, 62,066 shares	*	*	1,768,000
	Fidelity	Fidelity Adv Small Cap FD CL T, 118,086 shares	*	*	2,614,000
	Davis	Davis NY Venture FD CL A, 5,360 shares	*	*	207,000
	Davis	Davis Series Financial FD CL A, 338 shares	*	*	16,000
	Eaton Vance	EV Worldwide Health Sciences, 2,492 shares	*	*	28,000
	Seligman	Seligman Comm & Info FD CL A, 631 shares	*	*	21,000
	Calvert	Calvert Income Fund, 686 shares	*	*	11,000
	Allianz	Allianz OCC Renaissance Fund A, 5,682 shares	*	*	118,000
*	Comarco, Inc.	Comarco, Inc. Common Stock	*	*	1,429,000
		167,872 shares
*	Plan Participants	Participant Loans	$0		116,000
		Various dates and rates of 6.0% to 10.25%

		Total Investments			$20,250,000

*	Party-in-interest

**	Historical cost information is not required for participant directed investment funds

See accompanying Report of Independent Registered Public Accounting Firm and notes to financial statements.

COMARCO, INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

COMARCO, INC. SAVINGS AND RETIREMENT PLAN

/s/ THOMAS A. FRANZA
Thomas A. Franza President and Chief Executive Officer Comarco, Inc.

June 20, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm — Lesley, Thomas, Schwarz & Postma, Inc. *

*	Filed herewith